[GENERAL MILLS LETTERHEAD]
Donal L. Mulligan
Executive Vice President
and Chief Financial Officer
Telephone: (763) 293-2158
Facsimile: (763) 764-7384
April 28, 2009
VIA EDGAR AND FEDERAL EXPRESS
Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549-7410

Re:	General Mills, Inc.
Form 10-K for Fiscal Year Ended May 25, 2008
Filed July 11, 2008
File No. 001-01185
Dear Ms. Davis:
We are writing in response to the comments we received from you by letter dated April 21, 2009, regarding the above-referenced filings of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.
Form 10-K for the Fiscal Year Ended May 25, 2008
Note 2 – Summary of Significant Accounting Policies
Derivative Instruments, page 49
2.	We note your response to our prior comment four. Please consider modifying your proposed disclosure to limit your use of the word “hedging” to derivatives designated as hedge accounting as contemplated within FAS 133. In your response to this comment, please provide us with a sample of your proposed modified disclosure.
Response
We have modified our proposed disclosure to the following:

Jill S. Davis
April 28, 2009

Derivative Instruments We use derivatives to manage our exposure to changes in commodity prices. ~~Application of hedge accounting under~~ Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS 133), requires significant resources, recordkeeping, and analytical systems to qualify derivatives for cash flow hedge accounting. ~~As a result of the rising compliance costs and the complexity associated with the application of hedge accounting, we elected to discontinue the use of hedge accounting~~ We do not perform the required assessments for ~~all~~ commodity derivative positions entered into after the beginning of fiscal 2008. Accordingly, the changes in the values of these derivatives are recorded currently in cost of sales in our Consolidated Statements of Earnings.
~~Regardless of designation for accounting purposes, we believe all our commodity derivatives are economic hedges of our risk exposures, and as a result we consider these derivatives to be hedges~~ Although we do not meet the criteria for cash flow hedge accounting, we nonetheless believe that these instruments are effective in achieving our objective of providing certainty in the future price of commodities purchased for use in our supply chain. Accordingly, for purposes of measuring segment operating performance~~. Thus,~~ these gains and losses are reported in unallocated corporate items outside of segment operating results until such time that the exposure we are ~~hedging~~ managing affects earnings. At that time we reclassify the ~~hedge~~ gain or loss from unallocated corporate items to segment operating profit, allowing our operating segments to realize the economic effects of the ~~hedge~~ derivative without experiencing any resulting mark-to-market volatility, which remains in unallocated corporate items.
Note 4 – Restructuring, Impairment and Other Exit Costs, page 53
3.	We note your response to our prior comment number seven and your use of the term “accelerated depreciation” to identify an increase in depreciation expense caused by updating the salvage value and shortened useful life of the depreciable fixed assets. Please tell us why you believe this increased depreciation resulting from a change in estimates warrants special designation as “accelerated depreciation” as well as your accounting basis for this designation. Alternatively, please consider removing your references to “accelerated depreciation” from your financial statements and consider expanding your management’s discussion and analysis of the results of operations or critical accounting policies to address the impact of your change in estimates. Please also consider revisiting your proposed expanded Note 4 disclosure and tell us how you intend to modify your future disclosure in accordance with this comment.
Response
We periodically review the estimated useful lives and salvage values of all of our fixed assets. Any changes resulting from these reviews are accounted for as a change in estimate. When we

Jill S. Davis
April 28, 2009

restructure an asset, we also review its useful life and salvage value. In these cases, we first assess the asset group or groups for impairment, and then we adjust the useful lives and salvage values of the assets affected by the restructuring, all in accordance with SFAS 144. Because costs associated with a change in the useful life or in the salvage value of an asset are not eligible for presentation within the restructuring line in our Consolidated Statements of Earnings, we highlight the amount of these costs recorded in cost of sales in our Consolidated Statements of Earnings, as such costs are items that affect comparability between periods.
In future disclosures we would change the term from “accelerated depreciation” to “depreciation associated with restructured assets” in Management’s Discussion and Analysis of Results of Operations (MD&A) and the Notes to Consolidated Financial Statements. We would also add the following sentence to Note 4 and to the MD&A:
“Depreciation associated with restructured assets” as used in the context of our disclosures regarding restructuring activity refers to the increase in depreciation expense caused by shortening the useful life and / or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period.
4.	We note your response to our prior comment number eight. In future filings, please expand your disclosure to either include your proposed reconciliation or to discuss the amounts directly charged to expense (and excluded from the roll-forward) for each period provided. In your response, please tell us how you intend to comply with this comment.
Response
In future filings we propose to add the following sentence to Note 4:
The charges recognized in the roll forward of our reserves for restructuring and other exit costs do not include items charged directly to expense (asset impairment charges, the gain or loss on the sale of restructured assets, the write off of spare parts) and other periodic exit costs recognized as incurred, as none of those items are reflected in our restructuring and other exit cost reserves on our Consolidated Balance Sheets.
Note 14 – Income Taxes, Page 70
5.	We note from your response to our prior comment number 11 that you are unable to estimate the amount of unrecognized deferred tax liabilities on unrepatriated earnings “because of the availability of U.S. foreign tax credits.” The availability of U.S. foreign tax credits is not contemplated as a basis for not recognizing deferred tax liabilities pursuant to paragraph 12 of APB 23. Please confirm to us, if true, that your determination of unrecognized deferred tax liabilities is consistent with paragraph 12 of APB 23 and

Jill S. Davis
April 28, 2009

consider modifying your proposed expanded disclosure accordingly. In your response to this comment, please provide us with a sample of your proposed modified disclosure.
Response
We confirm that our determination of unrecognized deferred tax liabilities is consistent with paragraph 12 of APB 23.
We would propose modifying our current discussion of unremitted earnings in future filings as follows:
We have not recognized a deferred tax liability for unremitted earnings of $2.2 billion from our foreign operations because ~~we do not expect those earnings to become taxable in the foreseeable future.~~ our subsidiaries have invested or will invest the undistributed earnings indefinitely, or the earnings will be remitted in a tax-free liquidation. It is impractical for us to determine the amount of unrecognized deferred tax liabilities on these indefinitely reinvested earnings. Deferred taxes are recorded for earnings of our foreign operations when we determine that such earnings are no longer indefinitely reinvested.
6.	We note your response to our prior comment number 12. Please expand your disclosure to indicate that this exposure has been considered and accrued for, if applicable, in your determination of liability for uncertain tax benefits pursuant to FIN 48. In your response to this comment, please provide us with a sample of your proposed modified disclosure.
Response
We would propose modifying our current discussion of unrecognized tax benefits in future filings as follows:
The IRS also proposed additional adjustments for the 2002-2003 audit cycle including several adjustments to the tax benefits associated with the sale of minority interests in our GMC subsidiary. We believe we have meritorious defenses and intend to vigorously defend our position. Our potential liability for this matter is reflected in our table of unrecognized tax benefit liabilities ~~significant and, notwithstanding our reserves against this potential liability, an unfavorable resolution could have a material adverse impact on our results of operations and cash flows from operations~~.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

Jill S. Davis
April 28, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.
Very truly yours,
/s/ Donal L. Mulligan
Donal L. Mulligan
Executive Vice President and
Chief Financial Officer

cc:	Mr. James Giugliano Ms. Judith Richards Hope, Chair of the Audit Committee of the Board of Directors, General Mills, Inc. KPMG LLP